UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Red Lion Hotels Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Enrico Marini Fichera

HNA Investment Management LLC

1180 Avenue of the Americas, Suite 1910

New York, NY 10036

(212) 335-2080

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 756764106

1	NAMES OF REPORTING PERSONS HNA Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,228,401*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,228,401*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,401*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA
*	Comprises shares to which HNA Investment Management LLC has been given sole voting and dispositive power, as described below.
**	This calculation is based on 20,051,145 shares of Common Stock, par value $0.01 per share, outstanding as of November 2, 2015, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015 filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP No. 756764106

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No.1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 31, 2015 (the “Original Schedule 13D”) by HNA Investment Management LLC, relating to the common stock, par value $0.01 per share (“Common Stock”), of Red Lion Hotels Corporation, a corporation organized under the laws of the State of Washington (the “Issuer”). Except as otherwise specified in Amendment No.1, all items in the Original Schedule 13D are unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented in its entirety as follows.

In various open market purchases between November 13, 2015 and December 8, 2015, the Manager acquired an aggregate of 241,058 shares of Common Stock for aggregate consideration of approximately $1,792,758.37 (excluding commissions), using cash on hand of the HNA Group and its affiliates.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows.

(a) and (b) The Manager holds the power to vote, or to direct the vote, and to dispose, or to direct the disposition, with respect to 3,228,401 shares of Common Stock, representing approximately 16.1% of the Common Stock issued and outstanding. The shares are owned directly by HNA RLH, who has transferred beneficial ownership to the Manager as described in Item 2 of the Original Schedule 13D.

(c) Set forth on Annex A is a list of recent open market transactions the Manager has conducted in the Common Stock. Other than as set forth on Annex A, neither the Manager, nor the HNA Group nor any subsidiary of the HNA Group has conducted any transactions in the Common Stock in the 60 days prior to the filing of this Amendment No. 1.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2015

HNA INVESTMENT MANAGEMENT LLC

By:	/s/ Enrico Marini Fichera
Name:	Enrico Marini Fichera
Title:	Member

Annex A

RECENT OPEN MARKET TRANSACTIONS BY THE MANAGER IN THE SECURITIES OF THE ISSUER

Date of Transaction	Number of Shares Purchased	Weighted Average Price Per Share*	Price Range*
November 13, 2015	17,500	$7.10260	$7.04-7.15
November 16, 2015	21,600	$7.08540	$7.05-7.12
November 17, 2015	5,000	$7.13190	$7.08-7.14
November 18, 2015	7,600	$7.44810	$7.15-7.48
November 19, 2015	13,671	$7.29670	$7.27-7.33
November 20, 2015	3,955	$7.21990	$7.20-7.28
November 23, 2015	5,700	$7.16670	$7.14-7.18
November 24, 2015	4,351	$7.19130	$7.18-7.23
November 25, 2015	32,597	$7.43270	$7.33-7.46
November 30, 2015	4,823	$7.47690	$7.47-7.50
December 1, 2015	100,100	$7.59990	$7.47-7.60
December 8, 2015	24,161	$7.59960	$7.50-7.60

*	Excluding broker commissions

The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.